Steven F. Carman Attorney

4801 Main Street, Suite 1000
Kansas City, MO 64112
816.983.8153
fax: 816.983.8080
steve.carman@huschblackwell.com
June 25, 2009

VIA EDGAR AND E-MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry L. Greene

Re:	Tortoise Power and Energy Infrastructure Fund, Inc. (the “Fund”) File Numbers 811-22106 and 333-145105
To the Commission:
     On August 3, 2007, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on form N-2 (the “Registration Statement”) under the Securities Act of 1933 and Investment Company Act of 1940 to register the common shares of the Fund. The Fund received comments on the Registration Statement from Larry L. Greene (“Mr. Greene”) of the Commission Staff by letter dated October 10, 2007 (the “Comment Letter”). The Fund subsequently filed Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on May 14, 2009 to respond to matters raised in the Comment Letter. Prior to receiving any additional comments from the Commission Staff, the Fund filed Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on May 20, 2009. Amendment No. 2 included the audited seed financials for the Fund and made a small number of clean-up changes to Amendment No. 1. On June 17, 2009, additional comments from the Commission Staff were conveyed to the Fund by Mr. Greene. As a result, the Fund filed Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), primarily to respond to those additional comments from Mr. Greene. On June 23, 2009, additional comments from the Commission Staff were conveyed to the Fund by Mr. Greene. The Fund is filing concurrently herewith Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”), primarily to respond to those additional comments from Mr. Greene. The text of each comment conveyed by Mr. Greene has been included in this letter for your reference, and the Fund’s response is presented below each comment. Defined terms used in this letter are used as defined in the Registration Statement.

Securities and Exchange Commission

June 25, 2009 page 2
General
1.	Comment: Please confirm that, prior to any request for acceleration, the Fund will provide the Commission Staff with information about the status of FINRA review of the underwriting terms and arrangements reflected in the Registration Statement.

Response: The Fund confirms that it will provide the Commission Staff with such information, including confirmation of FINRA approval, prior to any request for acceleration.
Prospectus
2.	Comment: Please confirm for the Commission Staff that any temporary investment of the proceeds of this offering in another investment company (such as a money market fund) will not give rise to fees in an amount that warrant disclosure as contemplated by the instructions to Form N-2.

Response: The Fund hereby confirms that the anticipated expense associated with any temporary investment of the proceeds of this offering in one or more investment companies does not require separate disclosure in the table currently set forth in footnote 8 in the section of the Prospectus titled “Summary of Fund Expenses.”
3.	Comment: Please attach as an Exhibit to the Registration Statement the fee waiver agreement referred to in the Prospectus. Separately, please confirm for the Commission Staff that the fee waiver agreement does not permit any recoupment by the Advisor of waived fees and that the Advisor does not have the right to terminate the fee waiver agreement. Also, please revise the disclosure in footnote 9 of the section of the Prospectus titled “Summary of Fund Expenses” to make clear that the amount of the fee waiver is described as a percentage of Managed Assets.

Response: The fee waiver agreement was attached as an exhibit to Amendment No. 3. A revised version of that agreement has been included as an exhibit to Amendment No. 4. The Fund hereby confirms for the Commission Staff that the fee waiver agreement does not permit recoupment by the Advisor of waived fees and that the Advisor has no right to terminate the fee waiver agreement. Footnote 9 has been revised as requested.
4.	Comment: Please make clear throughout the document that the 25% limitation on the ability of the Fund to issue shares below net asset value is determined as of the date of any anticipated below NAV sale.

Securities and Exchange Commission

June 25, 2009 page 3
Response: In light of the position articulated by the Commission Staff concerning stockholder approval of a below NAV offering, all references to the 25% limitation have been removed from the Registration Statement.
5.	Comment: Please delete the reference to the requirement for filing a registration statement before commencing a rights offering that appears under the heading “Description of Capital Stock.”

Response: The requested deletion has been made.
Undertakings
6.	Comment: Please revise Item 34 to delete the word “transferable” from Undertaking 7(a).

Response: The requested deletion has been made.
7.	Comment: Please revise the Prospectus in light of the view of the Commission Staff that the approval by the existing common stockholders of the Fund of a future below NAV offering does not meet the standards articulated by Section 23(b) of the 1940 Act.

Response: In the light of the view of the Commission Staff, the Fund has deleted that portion of the Prospectus describing the prior approval of the existing stockholders of the Fund of a future below NAV offering and has also deleted the related discussion concerning the dilution that could result therefrom. The Fund will not undertake a below NAV offering without obtaining stockholder approval after its initial public offering.
     The Company believes that it has responded to all comments it has received on the Registration Statement. The Company intends to file an acceleration request, including Tandy language, seeking to be declared effective during the week of July 27, 2009.
Very truly yours,

Steven F. Carman

cc:	Joseph A. Hall, Davis Polk & Wardwell Terry Matlack Brad Adams

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